Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	Yuenglings Ice Cream Corp (f/k/a/ Aureus, Inc.)
Offering Statement on Form 1-A Filed May 4, 2021, Amended July 14, 2021, Amended July 29, 2021, and Post Qualification Amendment No. 1 Filed on October 8, 2021 File No. 024-11517

Dear Sir or Madam:

Kindly be advised that Yuenglings Ice Cream Corp (f/k/a/ Aureus, Inc. or the “Company”) requests that its Regulation A Post Qualification Amendment No 1 offering be qualified on Friday, October 22, 2021 at 1:00 pm Eastern Time.

Please note, in response to your letter dated October 19, 2021, there are no participants in our offering that are required to clear their compensation arrangement with FINRA.

If you would like any further information or have any questions, please do not hesitate to contact me. I may be reach by email at everettmdickson@gmail.com and by phone at 832-752-4480.

Sincerely,

/s/ Everett M. Dickson

Name: Everett M. Dickson

Title: Chief Executive Officer, President